                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-121067

PRICING SUPPLEMENT No. 10
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                   $9,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                        0.25% Notes Due December 8, 2012
         Performance Linked to the Common Stock of Deere & Company (DE)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o  REFERENCE EQUITY: The common stock     o  MULTIPLIER: The initial multiplier
   of Deere & Company ("DE"). Deere &        for the shares of common stock of
   Company is not involved in this           Deere & Company is 1.0. The
   offering and has no obligation with       multiplier is subject to adjustment
   respect to the notes.                     under various circumstances, as
                                             described under the caption
o  STATED MATURITY DATE: December 8,         "Description of the
   2012, subject to postponement if          Notes--Adjustments to multipliers
   the valuation date is postponed.          and to securities included in the
                                             calculation of the settlement
o  INTEREST RATE: 0.25% per annum.           value" on page SS-16 of the
                                             synthetic convertible prospectus
o  INTEREST PAYMENT DATES: June 8 and        supplement, including if Deere &
   December 8 of each year, beginning        Company pays a quarterly cash
   on June 8, 2006.                          dividend of more or less than the
                                             base dividend of $0.39 per share on
o  INTEREST PAYMENT RECORD DATES: 15         its shares of common stock. If
   calendar days prior to each               Deere & Company fails to declare or
   interest payment date.                    make a quarterly cash dividend
                                             payment, the effective adjustment
o  PRINCIPAL AMOUNT: $1,000 per note,        date for adjusting the multiplier
   and in the aggregate, $9,000,000.         will be the first business day
                                             immediately following the 13th day
o  THRESHOLD VALUE: $73.4184, which          of each February, May, August or
   represents approximately 106.32% of       November and the valuation date, as
   $69.0542, which is the average            applicable.
   execution price per share of common
   stock that an affiliate of Lehman      o  STOCK SETTLEMENT: Yes, upon
   Brothers Holdings has paid to hedge       exercise by the holder of the
   Lehman Brothers Holdings'                 repurchase option and at the option
   obligations under the notes.              of Lehman Brothers Holdings at
                                             maturity, all as described under
o  EARLIEST REDEMPTION DATE: December        the caption "Description of the
   1, 2008.                                  Notes--Stock settlement" on page
                                             SS-21 of the synthetic convertible
o  REDEMPTION NOTICE PERIOD: 30              prospectus supplement. Lehman
   calendar days.                            Brothers Holdings will provide the
                                             trustee with not less than 15
o  OPTIONAL REPURCHASE NOTICE PERIOD:        calendar days' prior written notice
   Eight business days.                      if it elects the stock settlement
                                             option.
o  DETERMINATION PERIOD: Three
   business days.                         o  LISTING: The notes will not be
                                             listed on any exchange.

     Investing in the notes involves risks. Risk Factors begin on page SS-7 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------
                                                       Per Note        Total
                                                      ----------   -------------
Public offering price...............................    100.00%     $ 9,000,000
Underwriting discount...............................      0.25%         $22,500
Proceeds to Lehman Brothers Holdings................     99.75%     $ 8,977,500

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $1,350,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about December 8, 2005.

                             ----------------------

                                 LEHMAN BROTHERS

December 1, 2005

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that Deere & Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $40:

Alternative redemption amount per $1,000 note =

                                   $40.00
                       $1,000  x  --------  =  $544.82
                                  $73.4184

As a result, on the maturity date or upon redemption, you would receive $1,000 per $1,000 note because $1,000 is greater than $544.82.

In the case of stock settlement in this example, you would receive, if you held a $1,000 note, 25 shares of common stock of Deere & Company at maturity, or 13 shares of common stock of Deere & Company plus $24.82 in cash upon repurchase.
To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $9,000,000 aggregate principal amount of notes, you would receive, in total, 225,000 shares of common stock of Deere & Company at maturity, or 122,584 shares of common stock of Deere & Company plus $20.00 in cash upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $100:

Alternative redemption amount per $1,000 note =

                                    $100.00
                       $1,000  x  ----------  =  $1,362.05
                                   $73.4184

As a result, on the maturity date or upon redemption, you would receive
$1,362.05 per $1,000 note because $1,362.05 is greater than $1,000.

In the case of stock settlement in this example, you would receive, if you held a $1,000 note, 13 shares of common stock of Deere & Company plus $62.05 in cash at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $9,000,000 aggregate principal amount of notes, you would receive, in total, 122,584 shares of common stock of Deere &
Company plus $50.00 in cash, at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that Deere & Company changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

                                      PS-2

                                 THE INDEX STOCK

DEERE & COMPANY

Lehman Brothers Holdings has obtained the following information regarding Deere
& Company from Deere & Company's reports filed with the SEC.

Deere & Company and its subsidiaries (collectively called John Deere) have operations which are categorized into four major business segments.

The agricultural equipment segment manufactures and distributes a full line of farm equipment and related service parts -- including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery;
sprayers; hay and forage equipment; material handling equipment; and integrated agricultural management systems technology.

The commercial and consumer equipment segment manufactures and distributes equipment, products and service parts for commercial and residential uses --
including small tractors for lawn, garden, commercial and utility purposes;
walk-behind mowers; golf course equipment; utility vehicles (including those commonly referred to as all-terrain vehicles, or "ATVs"); landscape products and irrigation equipment; and other outdoor power products.

The construction and forestry segment manufactures, distributes to dealers and sells at retail a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting -- including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders;
excavators; motor graders; articulated dump trucks; landscape loaders;
skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets.

The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans, finances retail revolving charge accounts and plans to offer certain crop risk mitigation products.

John Deere also provides managed health care plans.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF DEERE & COMPANY

The shares of common stock of Deere & Company are listed on The New York Stock
Exchange under the symbol "DE".

The following table presents the high and low closing prices for the shares of common stock of Deere & Company, as reported on The New York Stock Exchange during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in
2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will not fall below the threshold value or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.
The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                             HIGH        LOW        PERIOD END
                                          ----------  ----------    ----------
2002
  First Quarter..........................  $ 49.78     $ 41.50       $ 45.55
  Second Quarter.........................    47.95       42.10         47.90
  Third Quarter..........................    48.85       38.27         45.45
  Fourth Quarter.........................    51.18       42.16         45.85

2003
  First Quarter .........................  $ 47.42     $ 37.96       $ 39.26
  Second Quarter.........................    48.03       39.44         45.70
  Third Quarter..........................    58.06       44.40         53.31
  Fourth Quarter.........................    67.10       55.70         65.05

2004
  First Quarter .........................  $ 69.94     $ 60.99       $ 69.31
  Second Quarter.........................    74.85       62.90         70.14
  Third Quarter..........................    67.86       57.60         64.55
  Fourth Quarter.........................    74.42       58.05         74.40

2005
  First Quarter .........................  $ 72.94     $ 65.85       $ 67.13
  Second Quarter ........................    68.12       59.69         65.49
  Third Quarter..........................    73.53       60.40         61.20
  Fourth Quarter (through the date of
    this pricing supplement).............    69.35       57.16         69.08

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable at stated maturity per $1,000 note
     (without interest);

o    the hypothetical total rate of return (without interest);

o    the hypothetical annualized pre-tax rate of return (without interest);

o    the hypothetical total rate of return (including interest); and

o    the hypothetical annualized pre-tax rate of return (including interest).

                                  PERCENTAGE     HYPOTHETICAL
                                   CHANGE OF     TOTAL AMOUNT                 HYPOTHETICAL                 HYPOTHETICAL
                                 HYPOTHETICAL     PAYABLE AT                   ANNUALIZED                   ANNUALIZED
                  HYPOTHETICAL    ALTERNATIVE       STATED      HYPOTHETICAL    PRE-TAX     HYPOTHETICAL     PRE-TAX
  HYPOTHETICAL    ALTERNATIVE     REDEMPTION     MATURITY PER    TOTAL RATE     RATE OF      TOTAL RATE      RATE OF
   SETTLEMENT      REDEMPTION     AMOUNT OVER     $1,000 NOTE    OF RETURN       RETURN       OF RETURN       RETURN
  LEVEL ON THE     AMOUNT PER    THE PRINCIPAL     (WITHOUT       (WITHOUT      (WITHOUT     (INCLUDING     (INCLUDING
 VALUATION DATE   $1,000 NOTE       AMOUNT         INTEREST)     INTEREST)     INTEREST)      INTEREST)     INTEREST)
 --------------   ------------   -------------   ------------   ------------  ------------  ------------   ------------

   $ 0.00          $     0.00      -100.00%        $1,000.00        0.00%        0.00%          1.75%         0.25%
    20.00              272.41       -72.76          1,000.00        0.00         0.00           1.75          0.25
    40.00              544.82       -45.52          1,000.00        0.00         0.00           1.75          0.25
    60.00              817.23       -18.28          1,000.00        0.00         0.00           1.75          0.25
  73.4184(1)         1,000.00         0.00          1,000.00        0.00         0.00           1.75          0.25
    80.00            1,089.64         8.96          1,089.64        8.96         1.23          10.71          1.47
   100.00            1,362.05        36.21          1,362.06       36.21         4.51          37.96          4.70
   120.00            1,634.46        63.45          1,634.47       63.45         7.27          65.20          7.43

(1) This figure reflects the threshold value.

---------------------------------

For purposes of this table, it is assumed that Deere & Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-5

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of 5.2245%
compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $1.25 semi-annually and $1415.24 due at maturity.
Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

Because there is no statutory, judicial, or administrative authority directly addressing the characterization of notes with terms such as the notes for United
States federal income tax purposes, it is possible that the Internal Revenue
Service could assert characterizations other than those described in the accompanying synthetic convertible prospectus supplement that could affect the timing, amount and character of income, gain, loss or deduction. You should consult your own tax advisors concerning the federal income tax consequences of the notes in light of your particular situation. See "United States Federal
Income Tax Consequences" in the accompanying synthetic convertible prospectus supplement.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $1,350,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $10,350,000, $25,875 and $10,324,125, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about December 8, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

                                      PS-7

                                   $9,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

                        0.25% NOTES DUE DECEMBER 8, 2005
                            PERFORMANCE LINKED TO THE
                      COMMON STOCK OF DEERE & COMPANY (DE)

                             ----------------------

                               PRICING SUPPLEMENT
                                DECEMBER 1, 2005
                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,
                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND
                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS